CARTER LEDYARD & MILBURN LLP
Counselors at Law

Andris J. Vizbaras Partner • Direct Dial: 212-238-8698 E-mail: vizbaras@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	1401 Eye Street, N.W. Washington,DC 20005 (202) 898-1515 • 570 Lexington Avenue New York, NY 10022 (212) 371-2720

January 22, 2007

VIA E-MAIL

Mr. Todd Hardiman
Associate Chief Accountant
Office of Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                               Flagstone Reinsurance Holdings Limited

Dear Mr. Hardiman:

Here is an analysis prepared in response to the questions that you and your colleagues raised during our conversation of January 19.

We look forward to our call with you tomorrow on these issues.  In the meantime, do hesitate to call Bob McTamaney (by telephone at 212-238-8711)or me (at 212-238-8698) with any further questions or requests for information regarding Mont Fort.  If you wish to contact the Company directly regarding these matters, please call its general counsel, Todd White (at 441-278-4319) or its chief financial officer, James O’Shaughnessy (at 441-278-4331).

Sincerely,

/s/ Andris J. Vizbaras
Andris J. Vizbaras

AJV:tbm
Attachment

cc:	Flagstone Reinsurance Holdings Limited
Deloitte & Touche Bermuda

Question 1:

Please explain why the Company has considered its common equity interest in Mont Fort, together with the interests of its wholly-owned subsidiaries in MFR ILW in determining if MFR ILW is a “silo” under FIN 46(R) Consolidation of Variable Interest Entities (“FIN 46(R)”)?

Response 1:

We considered the following facts and circumstances as part of our analysis of the silo provisions in FIN 46R.

1.               Assets and liabilities of each cell are generally segregated from the assets and liabilities of other cells and the general account of Mont Fort.

2.               The Company is the sole common shareholder in Mont Fort. By virtue of its common shareholdings, the Company has exposure to any variability in the general account.  Further, the Company, through its common stock controls the strategic, financial, and operating decisions of Mont Fort and the cells.

a.               The substantive decision making of each cell (including MFR ILW), including determining under what circumstances assets of the cells will be distributed, is controlled by the Company through their control of the Board of Directors.  The cells are managed and controlled centrally for purposes of determining the exact business within the cells, the dividends that will be paid from the cells, and whether the preferred shares issued by the cells can be redeemed.  Consequently, the Company can manage the risks and returns of each of the cells and how and when distributions to the preferred shareholders take place.

b.              The Board of Directors has established an underwriting committee to oversee the reinsurance agreement and underwriting policy for each of the cells (including MFR ILW).  Any proposed exceptions to the underwriting agreements are subject to this committee’s review and approval.

3.               A number of additional arrangements exist between the Company (and/or its wholly-owned subsidiaries) and each cell of Mont Fort (including MFR ILW) upon the cell’s creation, including:

a.               The reinsurance contracts provide that the reinsurance risks assumed by each cell are ceded by the Company’s wholly owned subsidiary for a ceding commission.

b.              All underwriting, investment management, legal, accounting, administrative, and other activities of each cell are handled through the Company or its wholly-owned subsidiaries.

c.               The Company and its wholly-owned subsidiaries receive fees for the services provided to each cell, including a fixed investment management fee and a performance fee that varies based on the returns on the investments of each cell.

4.               The preferred shareholders invest cash in each cell but once invested generally have no decision making authority with respect to the activities of the cells.

a.               They have no ability to participate in decisions related to hiring, firing, or replacing the service providers to the cells.

b.              Although preferred shareholders can exercise an annual option to redeem their interests, approval of such redemption is required by the Board of Directors, which will consider the overall capitalization and credit requirements of each cell and the insurance obligations for in-force risks underwritten prior to receipt of the redemption notice.

5.               The Company also holds a variable interest in MFR ILW through a quota share arrangement, which exposes it to a proportion of the risks relating to the reinsurance assumed by the cell.

Given the facts and circumstances, we believe that MFR ILW should not be treated as a separate silo.  We believe the facts surrounding the Mont Fort structure and the Company’s relationship with Mont Fort are not necessarily typical of structures that would be considered silos.  Although the assets and liabilities of MFR ILW are generally segregated from the assets and liabilities of other cells and the general account  of Mont Fort (and therefore the risk exposure of the common equity in Mont Fort), a critical aspect of our conclusion was our judgment that the risks and returns associated with Company’s common equity in Mont Fort should be aggregated with the risks and returns of the interests held by its wholly-owned and commonly controlled subsidiaries for purposes of analyzing the Mont Fort Re structure under the silo provisions in paragraph 13 of FIN 46R.  Had we determined that the common equity should be viewed in isolation, we believe that MFR ILW would have been considered a silo under paragraph 13.  We considered both perspectives in reaching our conclusion, as discussed below.

The silo analysis under FIN 46R requires an analysis of the economic relationship between a potential silo and the “residual” entity that exists absent the assets, liabilities, and/or equity of the potential silo.  That residual entity typically is determined based on whether the economic exposure presented by the activities (e.g., assets and operations) and claims (including liabilities and equity) of the residual entity are supported by the potential silo (or, conversely, can be used to support the silo).  A silo will be deemed to exist if both (1) “essentially none” of the returns from the silo can be used by the residual entity to fund activities, operations, or liabilities of that residual entity, and (2) the liabilities of the potential silo are not payable from the assets of the residual entity.  If either one of those conditions are not met, specified assets (or groups of assets) should not be treated as a separate variable interest entity.  Effectively, we believe that to be a silo, the activities (e.g., assets and operations) and claims ((liabilities and equity) of the silo must be economically independent of the residual entity and vice versa.    We believe that this interpretation is consistent with the guidance provided in FASB Staff Position 46(R)-1, which states:

Q—Should a specified asset (or group of assets) of a variable interest entity and a related liability secured only by the specified asset or group be treated as a separate variable interest entity (as discussed in paragraph 13 of Interpretation 46(R)) if other parties have rights or obligations related to the specified asset or to residual cash flows from the specified asset?

A—No.  A separate variable interest entity is deemed to exist for accounting purposes only if essentially all of the assets, liabilities, and equity of the deemed entity are separate from the overall entity and specifically identifiable.  In other words, essentially none of the returns of the assets of the deemed entity can be used by the remaining variable interest entity, and essentially none of the liabilities of the deemed entity are payable from the assets of the remaining variable interest entity.

We believe there are two views on how to determine what constitutes the “residual entity” for purposes of the silo analysis.

View A: The residual entity should be determined based solely on the economics (risks and returns) associated with the common stock of Mont Fort

We considered a view that looked solely to the legal form of the common stock as a basis for identifying the nature of the residual entity and whether or not it was economically independent of the potential silo (MFR ILW).  Under that view, the fact that the Mont Fort entity provides underwriting, investment management, legal and accounting, administrative and other services for MFR ILW (and will for all other potential cells in the Mont Fort structure) would not be considered in the silo analysis.  That is, those activities would be ascribed to each cell within the Mont Fort entity, and the residual entity would not be viewed as having any operations or activities.  Therefore, the activities of the residual entity and those of the potential silo would be deemed to be economically independent of each other.  That view would lead to a conclusion that MFR ILW is a silo and that the residual entity has little or no variability.  By extrapolation of those conclusions, we believe that Mont Fort Re as a whole would not be deemed to be a variable interest entity and would be consolidated based on the voting interest model.

View B: The residual entity should be determined based on economics (risks and returns) associated with all activities which are under the control of the common stock

We also considered a view that looked beyond the mere form to the underlying economics of the common stock for identifying the nature of the residual entity.  We believe that consideration of this alternative view was necessary given the involvement of Flagstone’s subsidiaries in the activities of MFR ILW and our understanding that when multiple related parties are involved with an entity, the nature of their involvement must be analyzed to determine whether there are implicit relationships outside of those represented by explicit variable interests. The use of Flagstone’s subsidiaries to operate, manage, and administer the cells and to cede reinsurance policies was contemplated as an intrinsic element of Company’s decision to create the Mont Fort structure, and one of the objectives of the Company in investing in and developing the Mont Fort structure was to develop a fee-paying business that leveraged off the activities and capabilities of its wholly-owned subsidiaries.  That is, those activities and capabilities are the intended source of Flagstone’s return on its common stock investment.

We further noted that Flagstone’s control over the residual Mont Fort common equity assures that the existing and potential cells will be a source for such fees for as long as such control exists.  In particular, we noted that, by virtue of its common stock holdings, Flagstone has the unilateral ability to determine what services will be provided to the cells in the Mont Fort structure and who will provide them. The outside investors in the cells have no ability to modify those arrangements or to hire, fire, or replace the service providers, whether for cause or not.

Based on those factors, we concluded that the risks and returns associated with providing management, investment, legal and accounting, and administrative services and reinsurance products to the cells of Mont Fort Re are inextricably linked to the Company’s common stock ownership.  We believe that to look at the common stock in isolation when it is the source for the decision making that relates specifically to the oversight, management, and operations of each cell would seem to ignore the inherent relationship between the control the Company exercises over the risks and returns of Mont Fort as a whole and its ability to participate in the risks of and to extract returns from each cell. A View A approach would seem to be akin to determining that the decision making control afforded the common stock lacks substance because it is unrelated to the generation of risks and returns of the cells and, instead, decision making control should be ascribed to the individual entities providing the services and products to the cells through other arrangements as if they were independent of the Company. Given that those individual entities are under common control with Mont Fort, we determined that this would be inappropriate.   Therefore, we concluded that those activities (management, underwriting, etc.) conducted by the Company and its subsidiaries, and the risks and returns associated with them, should be ascribed to the residual entity of Mont Fort in determining whether or not MFR ILW (or other future cells) are silos.  That view contemplates that the Company’s subsidiaries are acting as agents on behalf of the Company and, by extension, as agents on behalf of Mont Fort’s common shareholder.

We would further support this conclusion by observing that, had the arrangements for services been with third parties, such third parties would be hired by and serve at the pleasure of Mont Fort’s Board of Directors.

When the risks and returns associated with the activities conducted by the Company and its subsidiaries are considered as part of the residual Mont Fort entity, then we believe that no silo can be deemed to exist because the aggregate returns obtained through the ceding commission, the investment management fee and the performance fee represent more than “essentially none” of the returns of the assets of the potential silo (the cell).

We believe that guidance provided in SEC Staff speeches by analogy supports the conclusion that View B is appropriate.  For example, in a speech made by Jane Poulin at the December 2004 AICPA National Conference on SEC and PCAOB Developments,

registrants were cautioned to consider “activities around the entity” when analyzing the provisions of FIN 46R.  That speech states, in part (emphasis added):

Other “activities around the entity” that should be considered when applying FIN 46R include equity investments between investors, puts and calls between the enterprise and other investors and non-investors, service arrangements with investors and non-investors, and derivatives such as total return swaps. There may be other activities around the entity that need to be considered which I have not specifically mentioned. These activities can impact the entire analysis under FIN 46R including the assessment of whether an entity is a VIE as well as who is the primary beneficiary.

In addition, at the December 2005 AICPA National Conference on SEC and PCAOB Developments, Mr. Mark Northan, Office of the Chief Accountant, indicated that the SEC staff believes preparers should consider the following questions in identifying implicit variable interests:

•     Was the arrangement entered into in contemplation of the entity’s formation?

•     Was the arrangement entered into contemporaneously with the issuance of a variable interest?

•     Why was the arrangement entered into with a variable interest holder instead of with the entity?

•     Did the arrangement reference specified assets of the variable interest entity?

While these factors are intended to identify the existence of implicit variable interests, we believe that such considerations are also helpful by analogy in determining the substance of the Company’s overall relationship with a potential variable interest entity.  In this case, all of the variable interests and other contractual arrangements with the Company and its subsidiaries were contemplated at the inception of Mont Fort.  Further, with the exception of the common stock, all arrangements were entered into contemporaneously with the issuance of the preferred stock and could have been entered into directly with Mont Fort or indirectly with Mont Fort through entities under common control (i.e., the Company’s other controlled entities).  If the investment management fees, incentive fees, and ceding commissions were collected by Mont Fort directly, no silo would exist because more than “essentially none” of the returns of the assets of the deemed entity would be used by the remaining variable interest entity.  Those returns are derived from the investment management fee, performance fees and ceding commissions paid by MFR ILW.  Collectively, the combined interests of the Company (1) represent an interest in all of the assets of Mont Fort and (2) provide the Company with all relevant decision making as to the activities of the entity.  Therefore we believe that application of the guidance in FSP FIN 46R-1 leads to a conclusion that no separate Variable Interest Entity (“VIE”) is deemed to exist.  That is, we do not believe the analysis should be different whether the Company receives returns directly through its common stock holding in Mont Fort or whether those returns are instead collected through a wholly-owned subsidiary of the Company.  We believe that although the contractual arrangements between the wholly owned subsidiaries of the Company are papered directly with MFR ILW, View B represents the substance of these arrangements rather than solely their legal form.

Although not available at the time of the Company’s analysis, further support for our conclusion that the interests held by the wholly owned subsidiaries of the Company in MFR ILW should be viewed together with the common stock held by the Company is found in a recent speech by at the 2006 AICPA National Conference on Current SEC and PCAOB Developments Mr. Mark Mahar, Associate Chief Accountant at the SEC.  In that speech, Mr. Mahar highlighted the importance of considering the related party nature of relationships between investors and those with contractual relationships in VIEs.  He provided an example of a General Partner (“GP”)/Limited Partnership (“LP”) structure.  His example included a GP with a non-substantive equity investment in the entity and a contractual relationship with the entity that provided the GP all of the decision making of the entity, and LPs with substantial equity invested in the entity, with no rights to kick out the GP.  At least one of the LPs is a related party of the GP.  In this example he concludes that in evaluating the application of paragraph 5(b)1 of FIN 46(R) to this type of structure it would be incomplete to consider the LP and GP relationships with the entity in isolation given the related party relationship between the LP and the GP.  He states in part:

However, a view that analyzes the GP and the entity in isolation seems to be incomplete because of the relationships with certain of the LP investors. Depending on the significance of those relationships, I believe the GP and LPs may be so closely associated that it is most appropriate to consider their interests in the aggregate. This analysis depends heavily on the particular facts and circumstances, thus a degree of reasonable judgment is necessary.

By analogy, one could view the separate contractual arrangements of the Company and its subsidiaries as effectively separating the decision making aspects of the common equity of Mont Fort from the economics associated with Mont Fort’s operations.  In that light, this speech further supports our reasoned judgment and analysis of the facts and circumstances in this structure, and the conclusion that we believe it is most appropriate to view the equity interest of the Company in Mont Fort in aggregate with the contractual interests of its wholly owned subsidiaries in MFR ILW.

Question 2:

Please provide an analysis why the Company considered that the common equity is equity investment at risk and the preferred shares are not equity investment at risk in  applying  paragraph 5(a) of FIN 46(R) and the concept of “by design” in determining that Mont Fort is a Variable Interest Entity?.

Response 2:

Our determination of whether the common and preferred investments in Mont Fort should be considered equity investment at risk was based on the considerations in paragraph 5(a)(1) of FIN 46(R) and the related footnote number 5.  That paragraph and footnote state (emphasis added):

An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design,(5) the conditions in a, b, or c exist:

a.             The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.  For this purpose, the total equity investment at risk:

(1)           Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

The phrase by design refers to entities that meet the conditions in this paragraph because of the way they are structured.  For example, an enterprise under the control of its equity investors that originally was not a variable interest entity does not become one because of operating losses.

In general, we believe that, by design, the financing of Mont Fort’s activities is structured so that the Company participates significantly in the aggregate profits and losses of the activities of Mont Fort, whereas the preferred shares are intended only to participate in the profits and losses associated with selected activities (those of the cell in which the preferred shares represent an interest).  In reaching that conclusion we analyzed the preferred and common under various aspects of FIN 46R and determined the following:

1.               Based on our conclusion that the collective arrangements between Mont Fort and the Company and its wholly-owned subsidiaries should be viewed in the aggregate for purposes of determining the activities and claims of the residual entity (see our response to Question 1 above), we believe similarly that for purposes of considering whether the common stock of Mont Fort is equity investment at risk, the interests of the Company and its subsidiaries should be viewed in the aggregate.

2.               When viewed in the aggregate as a single interest, we do not believe that the Company’s collective interests would be considered interests in specified assets under paragraph 12, but rather would be viewed as an interest in the entity as a whole.  Therefore, by design, the Company’s interest participates in profits and losses related to all assets of Mont Fort, including those related to each of the cells.

3.               We believe that the preferred shares, by design, are intended only to participate in selected activities of Mont Fort (a particular cell), and not the profits and losses of Mont Fort as a whole.  When analyzed under paragraph 12 of FIN 46R, whether a given preferred stock issuance is deemed to be an interest in specified assets or an interest in the entity as a whole depends on whether or not the fair value of the assets in which the preferred has an interest is greater than 50 percent of the fair value of Mont Fort’s total assets at the time of analysis.  We determined that the preferred shares of MFR ILW currently represent an interest in the entity as a whole.  Consequently, the expected losses and expected residual returns applicable to the preferred shares are included in the calculation of expected losses and expected residual returns of the entity.

4.               Although the expected losses and expected residual returns of the preferred shares are included in the calculation of expected losses and expected residual returns of the entity, we believe that is a consequence of timing rather than a function of the design of Mont Fort as that term is used in paragraph 5 and footnote 5.   In particular, at a later date when multiple cells have been established with multiple investors (as anticipated in the design of Mont Fort), whether any individual preferred issuance is considered an interest in specified assets or an interest in the entity as a whole will depend on the relative value of the assets underlying their interests and the assets of Mont Fort as a whole.

These determinations resulted from our judgments about reasonable interpretations of FIN 46R in light of the facts and circumstances relating to Mont Fort.  Additional discussion and support for those judgments follows.

Analysis of the Company’s Interest as Equity Investment at Risk

A critical factor in our determination that the Company’s common stock interest should be considered equity investment at risk was our conclusion that the Company’s participation in profits and losses associated with its other arrangements (e.g., the investment management fee, the performance fees, the quota share arrangement, etc) held by the Company’s controlled subsidiaries should be aggregated with the common stock for this analysis.  We arrived at that conclusion based on considerations similar to those described above in our silo analysis.  That is, based on the provisions of FIN 46R and related interpretive guidance on looking at the interests of related parties, we were persuaded that the decision making and economics of the Company’s aggregate interests should be viewed together for purposes of the paragraph 5 analysis, as if those aspects arose from a single contractual arrangement.  Consequently, because the risks and returns associated with providing services and products to the cells should be ascribed to the residual entity, we considered that it was appropriate to ascribe those risks and returns to the common stock in assessing whether the common equity of Mont Fort should be considered equity investment at risk under paragraph 5(a).

We believe this conclusion is supported by the same guidance and considerations that we relied on in concluding that no silos exist in Mont Fort.  A further consideration was our determination that, in general, the variable interests(1) held by the Company’s related party service providers would always be considered interests in the entity as a whole  (as opposed to interests in specified assets) under paragraph 12 of FIN 46R.  Paragraphs 12 of FIN 46R deals with distinguishing “variable interests in specified assets” from “variable interests in the entity as a whole.” That paragraph states (footnote references omitted):

A variable interest in specified assets of a variable interest entity (such as a guarantee or subordinated residual interest) shall be deemed to be a variable interest in the entity only if the fair value of the specified assets is more than half of the total fair value of the entity’s assets or if the holder has another variable interest in the entity as a whole (except interests that are insignificant or have little or no variability). The expected losses and expected residual returns applicable to variable interests in specified assets of a variable interest entity shall be deemed to be expected losses and expected residual returns of the entity only if that variable interest is deemed to be a variable interest in the entity.  Expected losses related to variable interests in specified assets are not considered part of the expected losses of the entity for purposes of determining the adequacy of the equity at risk in the entity or for identifying the primary beneficiary unless the specified assets constitute a majority of the assets of the entity.  For example, expected losses absorbed by a guarantor of the residual value of leased property are not considered expected losses of a variable interest entity if the fair value of the leased property is not a majority of the fair value of the entity’s total assets.

Because the each of the cells will be structured so that the Company and its subsidiaries are the sole service providers and providers of the reinsurance products for each cell, the Company’s aggregate interests will always relate to 100 percent of the fair value of the assets of Mont Fort and its cells.  Consequently, we do not believe that an analysis of the interests held by the Company and related parties under paragraph 12 would lead to a conclusion that any of those interests are interests in specified assets. Rather, they should be considered interests in the entity as a whole.  We believe that this provides additional conceptual support for our conclusion that the decision making represented by the

(1)We note that although the contractual arrangements between the Company and each of the cells are priced based on market terms, because the Company is a decision maker, we have concluded that those contractual arrangements are variable interests, consistent with the guidance provided in paragraphs B19 – B21 of FIN 46R.

Company’s common stock interest and the economics represented by the Company’s other contractual arrangements should be viewed in the aggregate.

We acknowledge that an alternative view would be to look at the form of the common stock in isolation for purposes of determining whether the common equity should be considered at risk.  Under that view, the common stock would not be viewed as participating in any profits and losses associated with the activities of the cells, and consequently, would not be considered equity investment at risk.   Under that approach, we believe that Mont Fort would be considered a variable interest entity based on paragraph 5(b)(1) of FIN 46R because all the decision making is controlled by the common stock and, if that is not considered equity investment at risk, then as a group, the holders of equity investment at risk would lack the ability to make decisions that have a significant effect on the success of the entity.

Analysis of the Preferred Interest as Equity Investment at Risk

We concluded that the investment in preferred shares related to each cell should not be considered equity investment at risk under paragraph 5(a)(1) of FIN 46R.  In reaching that conclusion, we made judgments in two areas where the guidance in FIN 46R is not clear.  The first is the interpretation of the term “by design” in paragraph 5 and the related footnote 5. The second is the interrelationship between paragraph 12 and paragraph 5 in determining whether certain types of equity investments can be considered to be equity investment at risk if their risks and returns relate only to selected activities of the entity.

Paragraph 5(a) requires evaluation of the “design” of the entity for purposes of understanding whether various types of investments should be considered equity investment at risk.  We read the reference to by design in footnote 5 to suggest that in evaluating the equity at risk of an entity one must consider the overall financing structure of the entity in consideration of the current and contemplated activities and operations.  Our interpretation is based on the fact that the footnote indicates that even though an entity currently has actual operating losses that are allocated to equity for GAAP purposes, that would not necessarily indicate that the entity is designed to require additional subordinated financial support.  Other factors relating to the form and substance of financial support for the entity’s activities must be considered.  We take from this that the analysis of various forms of financial support provided to the entity should be evaluated in the context of the overall structure with regard to its anticipated future activities and operations.

When looking at the design of the entity and its activities as a whole, while the preferred shares would be classified in equity under GAAP, the preferred shares of any given Cell are only intended to participate in profits and losses associated with selected net assets.  This can be likened to an equity investment that participates only in specified returns of an entity’s operations, for example returns tied to a business unit or operating division.  We do not believe that the preferred share equity investment by the investors in the MFR ILW would be considered equity at risk because the preferred shares each are linked to a particular cell and only participate in the activities of MFR ILW and not in Mont Fort as whole. We believe that this is supported by the conclusion that the preferred shares, by design, represent an interest in specified assets under paragraph 12.  Consequently, the preferred investment is not designed to fund, or to participate in the profits and losses of,   the activities of Mont Fort as a whole.

We acknowledge that, if paragraph 5 required that the evaluation of whether investments classified as equity was based solely on their current ability to participate in profits and losses of the entity (that is, without considering them in the context of the overall design and anticipated activities) we would observe that the preferred might be considered equity investment at risk based on paragraph 5(a)(1) in the current period because it does participate in the profits and losses of the majority of the current activities of Mont Fort as a whole.  However, we believe that such a view would ignore the fact that by design the preferreds are only intended to participate in selected activities of the entity, and, in future periods, therefore would not be considered equity investment at risk to the extent that additional cells are created.   Therefore, we concluded that the preferreds would not be considered equity investment at risk, even though they are classified as equity for GAAP purposes.

In our discussions, you mentioned that it appeared inconsistent to conclude on the one hand that the preferred shares were not equity investment at risk while on the other hand, the expected losses and expected residual returns associated with the cells should be included with the expected losses and expected residual returns of the entity as a whole.  We believe that the inclusion of the expected losses and expected residual returns of the cells is required to be included in the Mont Fort’s expected loss calculation to the extent that they are not siloed and they represent interests in specified assets whose fair value is more than half the total fair value of the entity’s assets at the date of analysis.  This is required under paragraph 12 of FIN 46R and is consistent with our earlier interpretations and conclusions regarding analysis of the cells under paragraph 13 and analysis of the common stock under paragraph 12.

We do not believe that the issue of whether or not an item classified in equity qualifies as equity investment at risk and whether the expected losses related to the activities that item is intended to fund necessarily overlap. That is, the amount of equity investment at risk and the amount of expected losses are two different variables for consideration in pargraph 5(a).  Each is determined separately based on the rules and principles in FIN 46R, and then the two are compared in order to make a determination under paragraph 5(a).  Paragraph 12 is rules-based with regard to inclusion of certain items in the expected loss calculation.  We do not believe it is necessary to conclude that an item classified as equity is equity investment at risk in order to include the expected losses and expected residual returns associated with that investment in the expected losses of the entity as a whole.

In summary, we believe that there is a reasonable basis to conclude that the preferred shares issued by MFR ILW are not equity investment at risk as “by design” the preferred shares will not participate in the profits and losses of Mont Fort as a whole.  We note that even if it were concluded that the preferred shares were equity investment at risk, there is no decision making associated with those shares, and, if it is also concluded that the common equity is not at risk, then Mont Fort would be a variable interest entity under paragraph 5(b)(1).  If the common and preferred equity is considered to be at risk, then an analysis of the provisions of paragraph 5(c) would be necessary to determine whether Mont Fort is a variable interest entity.

Question 3:

Please provide an analysis of how the Company determined that Mont Fort is a Variable Interest Entity?

Further to our conclusion that the preferred shares would not qualify as equity investment at risk, we evaluated the preferred shares to determine if they would meet the definition of “subordinated financial support” as stated in paragraph 5(a) of FIN 46(R).  We interpret that “subordinated financial support” would be similar to non-investment grade debt. Standard & Poor’s and Moody’s categorize investment grade debt as that rated BBB or higher and Baa or higher, respectively.

The preferred shares are not rated and are priced to provide a potential return in excess of investment grade debt of 13%-19%.  As such, the preferred shares are not investment grade and are a form of subordinated financial support.

In the absence of siloing the MFR ILW Cell, the activities of Mont Fort that should be considered in determining whether equity investment at risk is sufficient would include all the activities of Mont Fort, including the activities of MFR ILW.  Paragraph 9 of FIN 46R indicates that a qualitative analysis may be conclusive in assessing whether the condition in paragraph 5(a) is met (and if so, the entity is NOT a VIE).  When looking at the capital necessary for Mont Fort to support its planned activities (i.e., establish, operate, and manage various segregated cells that assume reinsurance and purchase other investments), it is clear that additional financial support is necessary (and, in fact, is a planned part of Mont Fort’s activities), in the form of preferred share issuances for each Cell.

Paragraph 9 of FIN 46(R) states:

The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both.  Qualitative assessments, including but not limited to the qualitative assessments described in paragraphs 9(a) and 9(b), will in some cases be conclusive in determining that the entity’s equity at risk is sufficient.

Those paragraphs provide that the following factors should be considered to determine the sufficiency of the equity at risk:

a.                                       The entity has demonstrated that its equity investment is not sufficient to fund its activities without additional subordinated financial support.

b.                                      The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional support - Preferred shares are subordinated financial support.

The preferred shares are not rated and are expected to provide a potential return in excess of investment grade debt.  As such, the preferred shares are a form of subordinated financial support.  The fact that issuance of preferred shares is necessary to finance the activities of Mont Fort is evidence to support the conclusion that the Mont Fort has insufficient equity investment at risk alone to fund Mont Fort’s activities.

Also, Mont Fort does not have as much equity invested as other entities operating in this industry.  The reinsurance companies operating in the current market tend to be capitalized with capital in excess of $100 million. The common equity of $1.4M is insufficient to write the business assumed by MFR ILW, therefore we believe that Mont Fort is a VIE.

Appendix - Consideration of “By Design” under FIN 46(R)

The term “design” is used throughout FIN 46(R).  We believe that “design” is used in different contexts, such that, not one definition of “design” can be used throughout an analysis of FIN 46(R).  For example, “design” appears prominently in two places in FIN 46(R).

Paragraph 4(h) of FIN 46(R) exempts enterprises from evaluating entities deemed to be businesses under the definition in Appendix C unless one or more of several conditions exists.  Paragraph 4(h)(1) describes one of these conditions, which states, in part, “the reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.”

We interpret design in this instance to require an evaluation of the involvement of a reporting enterprise in the initial execution of the governing documents and contractual arrangements of the entity, and redesign to require an assessment of the reporting enterprises ability to restructure or make significant changes to the entity’s operations.

Paragraph 17 of FIN 46(R) also provides four factors to be evaluated in determining which party in a related party group is most closely associated with a variable interest entity.  One of those factors to be considered is “the design of the variable interest entity” as stated in paragraph 17(d) of FIN 46(R).

We interpret design in paragraph 17 to require consideration of the nature and reasoning behind the formation of the entity at inception.  Factors such as the business or economic purpose of the capital structure, and levels of financial support should be considered.

Therefore, we conclude the use of “design” has different intended meanings depending on which analysis is being performed.  We believe “design” as laid out in paragraph 5 of FIN 46(R) refers to how the financing arrangements of Mont Fort are structured in contemplation of the current and contemplated structure and not solely at a point in time.